UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2006

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: October 19, 2006

2

NAN YA ORDERS MULTIPLE CAMTEK AOI SYSTEMS
FOR PLANTS IN CHINA AND TAIWAN

MIGDAL HA’EMEK, Israel, October 16, 2006 – Camtek Ltd. (NASDAQ & TASE: CAMT) announced today that Nan Ya PCB Corporation, a global top-10 manufacturer of IC substrates headquartered in Taiwan, has ordered a total of nine automated optical inspection (AOI) systems for its plants in China and Taiwan. The majority of the systems were installed during the third quarter. The rest are scheduled for delivery during the fourth quarter of 2006.

Mr. Cliff Young, General Manager of Camtek Taiwan, said “These repeat orders continue our cooperation of nearly two years with Nan Ya. We are proud to have been chosen as AOI supplier for Nan Ya’s expansion plans, and we are looking forward to continue this cooperation into the future.”

ABOUT NAN YA PCB Corporation
Nan Ya PCB Corporation is a subsidiary of the Formosa Plastics Group, which is one of the famous and outstanding private groups in Taiwan, with 19 years of efforts of continual improvement, expansion and fully integrated operations of electronics raw material. These efforts have boosted Nan Ya’s PCB and IC substrate capacity to 2.25 million square feet per month as of the second half of 2005, and have been rewarded and certified by worldwide well-known companies such as Apple, Broadcom, Cisco, nVidia, and Sony as a consistent supplier.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION
CAMTEK:	IR/PR ISRAEL	IR INTERNATIONAL
Ronit Dulberg, CFO	Financial Communication	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	Noam Yellin	GK International
Fax: +972-4-604 8300	Tel: +972 3 6954333	Tel: (US) 1 866 704 6710
Mobile: +972-54-9050776	Fax: +972 544 246720	kenny@gk-biz.com
ronitd@camtek.co.il		ehud@gk-biz.com